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17018477

SEC Processing Section AUG 30 2017 Washington DC 408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Securities INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

807-A Camarillo Springs Road
(No. and Street)

Camarillo	CA	93012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nick Damiani (805) 764-6740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Nick Damiani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Securities, Inc. of California dba Mutual Securities, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

See Attached California Acknowledgment/Jurat

08-28-2017

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Ventura }

Subscribed and sworn to (or affirmed) before me on

this 28th day of August, 20 17,

by Nicholas Arthur Damiani

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


CLARE LA PUMA CORRE
COMM. #2188728
Notary Public - California
Ventura County
My Comm. Expires Apr. 25, 2021
NRO1
NRO1

Signature Clare La Puma Corre

(Seal)



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Mutual Securities, Inc. of California dba Mutual Securities, Inc.

We have audited the accompanying statement of financial condition of Mutual Securities, Inc. of California dba Mutual Securities, Inc. as of June 30, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Mutual Securities, Inc. of California dba Mutual Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Securities, Inc. of California dba Mutual Securities, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Mutual Securities, Inc.'s financial statements. The supplemental information is the responsibility of Mutual Securities, Inc. of California dba Mutual Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 22, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Financial Condition
June 30, 2017

Assets

Cash and cash equivalents	$ 1,327,348
Deposit with clearing organization	200,000
Commissions receivable	422,874
Furniture, equipment, and leasehold improvements, net	27,681
Prepaid expenses	166,519
Marketable security	6,328
Note receivable	237,500
Other assets	200
Deposit- other	100,000
Total assets	$ 2,488,450

Liabilities and Stockholders' equity

Liabilities	
Accounts payable and accrued expenses	$ 427,907
Payable to brokers or dealers	706,113
401(k) Employer matching payable	24,584
Income taxes payable	11,432
Total liabilities	1,170,036
Commitments and contingencies	
Stockholders' equity	
Common stock, no par value, 100,000 shares authorized, 31,216 shares issued and outstanding	23,413
Additional paid-in capital	142,726
Retained earnings	1,152,275
Total stockholders' equity	1,318,414
Total liabilities and stockholders' equity	$ 2,488,450

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Income
June 30, 2017

Revenues	
Brokerage commission income	$4,829,805
Mutual fund and direct product commissions	4,707,378
Insurance and annuity commissions	5,928,932
Interest income	1,917
Other income	1,473,224
Total revenues	16,941,256
Expenses	
Employee compensation and benefits	1,795,808
Commissions and floor brokerage	11,329,505
Communications	112,749
Professional fees	983,830
Occupancy and equipment rental	152,835
Other operating expenses	1,311,662
Total expenses	15,686,389
Net income before income tax provision	1,254,867
Income tax provision	18,823
Net income	$1,236,044

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Changes in Stockholders' Equity
June 30, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2016	$ 23,413	$ 142,726	$ 1,221,058	$ 1,387,197
Distributions to stockholders	-	-	(1,304,827)	(1,304,827)
Net income	-	-	1,236,044	1,236,044
Balance at June 30, 2017	$ 23,413	$ 142,726	$ 1,152,275	$ 1,318,414

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Statement of Cash Flows
June 30, 2017

Cash flow from operating activities:		
Net income		$ 1,236,044
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	$ 7,760	
(Increase) decrease in assets:		
Commissions receivable	(21,997)	
Prepaid expense	(43,181)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	409,335	
Payable to brokers/dealers	465,746	
401(k) Employer matching payable	3,130	
Income taxes payable	4,128	
Total adjustments		824,921
Net cash and cash equivalents provided by operating activities		2,060,965
Cash flow from investing activities:		
Issuance of note receivable	(237,500)	
Purchase of marketable security	(6,328)	
Net cash and cash equivalents used in investing activities		(243,828)
Cash flow from financing activities:		
Capital distributions	(1,304,827)	
Net cash and cash equivalents used in financing activities		(1,304,827)
Net increase in cash and cash equivalents		512,310
Cash and cash equivalents at beginning of year		815,038
Cash and cash equivalents at end of year		$ 1,327,348

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 2,897
Income taxes	$ 16,927

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") was incorporated in the State of California on February 4, 1982 under the name Brokers Office Management-Encino, Inc and subsequently changed its name to Mutual Securities, Inc. of California on November 9, 1998. Effective January 1, 2016, a minority interest in the Company was sold, in a private transaction, to existing officers of the Company. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer which provides several classes of services. The majority of its income is earned from agency commissions and equity transactions. Services offered include the sale of corporate debt, equity securities, options, U.S. government and municipal securities to institutional and retail customers. Services also include the sale of variable life insurance policies and annuities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

<u>Commissions receivable</u>

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions receivable (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property, plant and equipment

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Advertising and promotional cost

Advertising and marketing costs are expensed as incurred. For the year ended June 30, 2017, advertising costs of $39,993 are included in other operating expense.

Income taxes

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2017 was $200,000.

Note 3: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and fixtures	$	67,986	3-7
Machinery and equipment		59,729	5
Leasehold improvements		59,007	15
Total cost of furniture, equipment, and leasehold improvements		186,722	
Less: accumulated depreciation		(159,041)	
Furniture, equipment, and leasehold improvements, net	$	27,681	

Depreciation expense for the year ended June 30, 2017was $7,760.

Note 4: MARKETABLE SECURITY

The framework used for measuring fair value provides a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include: • quoted prices for similar assets or liabilities in active markets; • quoted prices for identical or similar assets or liabilities in inactive markets; • inputs other than quoted prices that are observable for the asset or liability; • inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 4: MARKETABLE SECURITY (CONTINUED)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company holds a position in a mutual fund, which is valued at the net asset value (NAV) of shares held by the fund. The position held at year end is considered to be Level 1. The Company's holding as of June 30, 2017 is as follows:

	Level 1	Level 2	Level 3	Total
Marketable security				
Mutual fund - Bond fund	$ 6,328	$ -	$ -	$ 6,328
Marketable security , at fair value	$ 6,328	$ -	$ -	$ 6,328

Note 5: NOTE RECEIVABLE

In June 2017, the Company paid a legal settlement, in full, on behalf of one of its representatives. Contemporaneously, the Company issued an unsecured note totaling $237,500 with the representative. The note bears interest at 5% per annum and requires quarterly interest payments. The note allows for, but does not require, principal payments to be made throughout the term of the note. The note matures on July 10, 2020. As of June 30, 2017, interest income on the note was immaterial to the financial statements.

Note 6: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California franchise tax of $18,823.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operated in accordance with the normal statutes of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2017, the taxing authorities have not proposed any adjustment to the Company's tax position.

Note 7: RELATED PARTY TRANSACTIONS

On October 1, 2009, the Company entered into a lease agreement for office space with KCMA Investments, LLC ("KCMA") with which the Company has common ownership. For the year ended June 30, 2017, the Company paid $139,892 in occupancy expense to KCMA. See Note 10 for further information on the lease agreement.

Mutual Advisors, LLC ("Mutual Advisors"), is affiliated with the Company through common control. The Company offers brokerage services to certain clients of Mutual Advisors, and either those certain clients or their investment adviser representatives are charged for such brokerage services.

Throughout the year ended June 30, 2017, the Company collected fees on behalf of Mutual Advisors and subsequently remitted the entirety of payments to Mutual Advisors. The Company also collects fees from Mutual Advisors for advisor ticket charges. During the year ended June 30, 2017, these fees totaled $3,193.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 8: 401 (K) PLAN

The Company has a 401(k) plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan provides that the employer may make matching contributions and/or annual discretionary contributions. For the year ended June 30, 2017, the Company incurred a total of $51,184 in matching contributions.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

In September 2015 the Company exercised its five year lease extension which will expire in August 2020. The Company has an option to renew for two additional five year periods.

At June 30, 2017, the minimum annual payments are as follows:

Year ending June 30,	
2018	$ 139,892
2019	139,892
2020	139,892
2021	23,315
	$ 442,991

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended June 30, 2017, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company had no other commitments or contingent liabilities at June 30, 2017, or during the year then ended.

Note 11: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2017, or during the year then ended.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2017, the Company had net capital of $749,030 which was $649,030 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($1,170,036) to net capital was 1.56 to 1, which is less than the 15 to 1 maximum allowed.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2017

Computation of net capital		
Common stock	$ 23,413	
Additional paid-in capital	142,726	
Retained earnings	1,152,275	
Total stockholders' equity		$ 1,318,414
Less: Non-allowable assets		
Other current assets	(2,744)	
Furniture, equipment, and leasehold improvemer	(27,681)	
Petty cash	(200)	
Prepaid expense	(166,519)	
Other non-current assets	(337,500)	
Other deductions	(13,000)	
Total non-allowable assets and deductions		(547,644)
Net capital before haircuts		770,770
Less: Haircuts on securities		
Haircut on money markets	(21,740)	
Total haircuts on securities		(21,740)
Net Capital		749,030
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 78,002	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 649,030
Ratio of aggregate indebtedness to net capital	1.56 : 1	

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of June 30, 2017.

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule II – Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2017

A computation of reserve requirements is not applicable to Mutual Securities, Inc. of California dba Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2017

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. of California dba Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

The accompanying notes are an integral part of these financial statements.

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Mutual Securities, Inc. of California dba Mutual Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Mutual Securities, Inc. of California dba Mutual Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Mutual Securities, Inc. of California dba Mutual Securities, Inc. stated that Mutual Securities, Inc. of California dba Mutual Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mutual Securities, Inc. of California dba Mutual Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Securities, Inc. of California dba Mutual Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 22, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

MUTUAL SECURITIES, INC.
Member FINRA, SIPC • Est. 1982

Assertions Regarding Exemption Provisions

We, as members of management of Mutual Securities, Inc. of California dba Mutual Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended June 30, 2017.

Mutual Securities, Inc. dba Mutual Securities, Inc.

By: 

Nick Damiani, Chief Operating Officer
(Name and Title)

08/22/2017
(Date)

807-A Camarillo Springs Road, Camarillo, CA 93012
(805) 764-6740 • (805) 484-9797 Fax

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mutual Securities, Inc. of California dba Mutual Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Mutual Securities, Inc. of California dba Mutual Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Mutual Securities, Inc. of California dba Mutual Securities, Inc. (the "Company") for the year ended June 30, 2017, solely to assist you and SIPC in evaluating Mutual Securities, Inc. of California dba Mutual Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 22, 2017

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the year ended June 30, 2017

	Amount
Total assessment	$ 10,688
SIPC-6 general assessment Payment made on January 24, 2016	(6,974)
SIPC-7 general assessment Payment made on July 1, 2017	(3,714)
Total assessment balance	$ -

Mutual Securities, Inc. of California dba Mutual Securities, Inc.
Report Pursuant to Rule 17a-5 (d) Financial Statements
For the Year Ended June 30, 2017